Filed Pursuant to Rule 433

Registration No. 333-299631

Issuer Free Writing Prospectus dated October 26, 2026

Relating to Preliminary Prospectus Supplement dated October 26, 2026

Meta Announces Launch of Offering of Depositary Shares Representing Series A Mandatory

Convertible Preferred Stock and Offering of Class A Common Stock in Connection with Forward Sale Agreements

Supports Meta’s continued investment in AI infrastructure and personal superintelligence

MENLO PARK, Calif., October 26, 2026 /PRNewswire/ – Meta Platforms, Inc. (Nasdaq: META) (“Meta” or the “Company”) announced today the launch of concurrent separate underwritten public offerings of (i) 250,000,000 series A depositary shares (“Depositary Shares”) (the “Depositary Shares Offering”), each representing a 1/20th interest in a share of newly issued Series A Mandatory Convertible Preferred Stock, par value $0.000006 per share (“Preferred Stock”), and (ii) $22.5 billion of shares of Meta’s Class A common stock, par value $0.000006 per share (“Class A Common Stock”) offered in connection with the forward sale agreements described below (the “Common Stock Offering” and, together with the Depositary Shares Offering, the “Offerings”).

Meta expects to grant to the underwriters of the Depositary Shares Offering a 30-day option to purchase up to an additional 37,500,000 Depositary Shares, solely to cover over-allotments, if any. Meta intends to use the net proceeds from the Depositary Shares Offering for general corporate purposes. Meta expects to grant the underwriters of the Common Stock Offering a 30-day option to purchase up to an additional $3.375 billion of shares of the Class A Common Stock. If such option is exercised, Meta expects to enter into additional forward sale agreements with each of the forward purchasers (as described below) in respect of the number of shares of the Class A Common Stock that is subject to the exercise of such option. Meta does not expect to initially receive any proceeds from the sale of shares of Class A Common Stock by the forward purchasers (or their affiliates) in the Common Stock Offering. Meta intends to use the net proceeds it receives upon future settlement of the forward sale agreements and any additional forward sale agreements for general corporate purposes.

Financing Plan

These Offerings are part of a financing plan that consists of:

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Concurrent underwritten offerings: Approximately $35 billion of underwritten public offerings, consisting of approximately $22.5 billion of Class A Common Stock and approximately $12.5 billion in Depositary Shares representing Preferred Stock; and

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Future at-the-market offering: The Company plans to launch an approximately $60 billion at-the-market (“ATM”) program upon the commencement of trading of the Company’s previously announced Class C common stock, par value $0.000006 per share (the “Class C Common Stock”). The Company has not entered into any agreement with respect to any such program, and the timing, size and terms of any such program, if established, have not been determined. There can be no assurance that the Company will establish an ATM program on the terms described herein, or at all, or as to the amount of shares, if any, that the Company would sell under any such program.

Investing with Financial Discipline

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AI is creating significant opportunities for Meta across its core business and new products and services. Meta’s AI investments are already generating tangible returns through increased engagement, improved advertising performance and increased monetization. Meta is also pursuing new opportunities across personal superintelligence, consumer and business agents, enterprise products, and AI glasses.

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Meta is investing to expand the infrastructure and compute capacity needed to support these opportunities and to bring personal superintelligence to billions of people and businesses. Meta expects $135 to $145 billion of capital expenditures in 2026.

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The Company intends to fund these investments through a balanced mix of operating cash flow, investment-grade debt, strategic partnerships, and equity capital. Meta generated $97 billion of operating cash flow in the first three quarters of 2026 and had approximately $82 billion of cash, cash equivalents, and marketable securities at the end of the third quarter. Meta’s Aa3/AA- credit ratings allow it to raise long-term debt efficiently, and the equity offerings and future ATM program announced today are a complementary source of capital and will further diversify Meta’s funding sources.

Meta’s AI and Business Momentum

Meta’s planned investments will support its continued momentum across its core business and emerging AI opportunities, including:

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Family of Apps: Meta has a strong platform for delivering new innovations to billions of people. As of September 2026, 3.64 billion people used at least one of Meta’s family of apps on a daily basis. Meta is seeing all-time highs in engagement on both Facebook and Instagram driven by strong growth in video. WhatsApp is hitting all-time highs in messaging and is becoming an increasingly important platform for agents. Meta has delivered six consecutive quarters of more than 20% year-over-year revenue growth, supported in part by AI-powered improvements to content recommendations, engagement and advertising performance.

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Muse: Meta onboarded more than 10 million Muse users in the U.S. and Canada within the early weeks of launch. Shopping is the leading use case, with over 25% of Muse weekly active users engaging in this activity. Meta’s connector partners are also reporting strong usage across payments, productivity, and other personal and business use cases, demonstrating meaningful commercial intent and future monetization opportunities. We expect to improve cost efficiency through better utilization of off-peak capacity, more efficient models and inference optimization. Meta also delivered Muse Wonder, its first frontier model, and expanded its glasses portfolio to include Muse integration.

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Businesses: Meta has deep, existing relationships with businesses. Based on a recent user survey, we estimate that at least 500 million self-identified small businesses use our family of apps. More than 2 million businesses use our Business Agent weekly, and people have over 30 million conversations with Business Agents every week. Meta sees an opportunity to serve high-margin inference demand through the launch of the Meta Enterprise Platform. Meta’s advanced models, including Muse Wonder, can support additional high-margin services beyond the Muse network, including its API, Muse Code, and other enterprise offerings.

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AI Infrastructure: Meta owns data centers in 23 U.S. states, is building four superclusters with more than one gigawatt of capacity each, and is on track to nearly double total infrastructure capacity in 2026 on a year-over-year basis. Investments in custom silicon and other optimization initiatives are aimed at reducing the cost of compute and improving returns on every dollar invested.

•	Financial Performance: Third-quarter 2026 revenue reached $64.6 billion, up 26% year over year, while net income was $9.9 billion.

Details of the Offerings

Holders of the Depositary Shares will be entitled to a proportional fractional interest in the rights and preferences of the Preferred Stock, including conversion, dividend, liquidation and voting rights, subject to the provisions of a deposit agreement. The Preferred Stock is expected to have a liquidation preference of $1,000 per share. Unless earlier converted, each share of Preferred Stock will automatically convert, for settlement on or about August 15, 2029, into a variable number of shares of Class A Common Stock of Meta based on the applicable conversion rate, and each Depositary Share will automatically convert into a number of shares of Class A Common Stock equal to a proportionate fractional interest in such shares of Class A Common Stock. Notwithstanding the foregoing, upon the issuance of Meta’s Class C Common Stock to be established by Meta’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 21, 2026 and satisfaction of certain other conditions, each share of Preferred Stock, unless earlier converted, will automatically convert, for settlement on or about August 15, 2029, into a variable number of shares of the Class C Common Stock based on the then-current conversion rate (subject to certain adjustments), and each Depositary Share will automatically convert into a number of shares of the Class C Common Stock equal to a proportionate fractional interest in such shares of Class C Common Stock. The dividend rate, conversion terms and other terms of the Preferred Stock will be determined at the time of pricing of the Depositary Shares Offering. Currently, there is no public market for the Depositary Shares or the Preferred Stock. Meta intends to apply to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “METAM.”

Concurrently with the Depositary Shares Offering, Meta expects to enter into forward sale agreements with Morgan Stanley Capital Services LLC and Goldman Sachs & Co. LLC (the “forward purchasers”) initially with respect to an aggregate of $22.5 billion of shares of the Class A Common Stock. Upon the issuance of the Class C Common Stock and satisfaction of certain other conditions, these forward sale agreements will reference both the Class A Common Stock and the Class C Common Stock and, in certain circumstances, Meta will have the ability to settle all of the forward sale agreements through the delivery of only shares of Class C Common Stock.

Pursuant to the terms of the forward sale agreements and any additional forward sale agreements, Meta intends to issue and deliver, upon settlement of the forward sale agreements or any additional forward sale agreements, on one or more dates specified by Meta on or prior to November 19, 2027, an aggregate number of shares of Class A Common Stock equal to the number of shares of Class A Common Stock then underlying the forward sale agreements to the forward purchasers in exchange for cash proceeds per share equal to the applicable forward sale price, which will be the public offering price of the Class A Common Stock in the Common Stock Offering, less the applicable underwriting discounts, and will be subject to certain adjustments as provided in the forward sale agreements and any additional forward sale agreements. Notwithstanding the foregoing, upon the issuance of the Class C Common Stock and satisfaction of certain other conditions, these forward sale agreements will reference both the Class A Common Stock and the Class C Common Stock and, in certain circumstances, Meta will have the ability to settle all of the forward sale agreements through the delivery of only shares of Class C Common Stock.

The completion of the Depositary Shares Offering is not conditioned upon completion of the Common Stock Offering, and the completion of the Common Stock Offering is not conditioned upon completion of the Depositary Shares Offering.

In addition to these underwritten offerings, Meta intends to enter into an equity distribution agreement in connection with a newly established ATM program, pursuant to which Meta may sell, from time to time through or to a manager, Class C Common Stock, up to a maximum aggregate offering amount of $60 billion. Such program is not expected to commence until the first quarter of 2027 following the commencement of trading of the Company’s previously announced Class C Common Stock. Sales under the ATM program are not conditioned upon the underwritten offerings.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as lead joint bookrunning managers for the Offerings.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Company and the Offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these Offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email at prospectus@morganstanley.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com.

This release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor does it constitute an offer, solicitation or sale of these securities, in any jurisdiction in which such offer, solicitation or sale is unlawful.

Cornerstone Investors

NVIDIA Corporation, Advanced Micro Devices, Inc., and Broadcom Inc. (collectively, the “Cornerstone Investors”) have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $5.0 billion of shares of Class A Common Stock offered in the Common Stock Offering at the same price and on the same terms and conditions as the other purchasers in the Common Stock Offering. Because these indications of interest are not binding agreements or commitments to purchase, any of the Cornerstone Investors may determine to purchase more, fewer, or no shares of Class A Common Stock in the Common Stock Offering, or the underwriters may determine to sell more, fewer, or no shares of Class A Common Stock to any of the Cornerstone Investors. The underwriters will receive the same underwriting discount on any shares of Class A Common Stock purchased by the Cornerstone Investors as they will from the other shares of Class A Common Stock sold to the public in the Common Stock Offering.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this press release other than statements of historical fact, including statements relating to the Offerings, the establishment and issuance of Class C Common Stock, the effectiveness of the Amended and Restated Certificate of Incorporation and the ATM program, our ability to complete the Offerings and enter into the ATM program on the anticipated timeline or at all, expected sales under the ATM program, and the anticipated use of the net proceeds therefrom, as well as statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial conditions, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in our most recent Quarterly Report on Form 10-Q and in our other filings with the SEC. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Unless expressly indicated or the context requires otherwise, the terms “Meta,” “Company,” “we,” “us,” and “our” in this document refer to Meta Platforms, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. The term “family” refers to our Facebook, Instagram, Messenger, and WhatsApp products.

About Meta

Meta is building the future of human connection, powered by artificial intelligence and immersive technologies. When Facebook launched in 2004, it changed the way people connect. Apps like Messenger, Instagram, and WhatsApp further empowered billions around the world. Now, Meta is moving toward building experiences that foster deeper connections and unlock new possibilities.

Contacts

Investors:

Rob Bevegni

investor@meta.com / investor.atmeta.com

Press:

Matt Tye

press@meta.com / meta.com/news